SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                              (Amendment No. _1_)*


                        WITS BASIN PRECIOUS MINERALS INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   977427 10 3
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [ ] Rule 13d-(c)

          [X] Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 977427 10 3                  13G                     Page 2 of 8 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS

      Pacific Dawn Capital, LLC ("Pacific")
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           7,168,976
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     6.   SHARED VOTING POWER
    EACH            0
  REPORTING    -----------------------------------------------------------------
   PERSON      7.   SOLE DISPOSITIVE POWER
    WITH            7,168,976
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,168,976
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (See Exhibit B) [X]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
      OO (Limited Liability Company)
--------------------------------------------------------------------------------

CUSIP No. 977427 10 3                  13G                     Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS

      Donald S. Stoica
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           7,208,976
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     6.   SHARED VOTING POWER
    EACH            0
  REPORTING    -----------------------------------------------------------------
   PERSON      7.   SOLE DISPOSITIVE POWER
    WITH            7,208,976
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,208,976
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (See Exhibit B) [X]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

CUSIP No. 977427 10 3                  13G                     Page 4 of 8 Pages
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
WITS BASIN PRECIOUS MINERALS INC.
--------------------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
900 IDS Center, 80 South 8th Street
MINNEAPOLIS, MINNESOTA 55402-8773
--------------------------------------------------------------------------------

Item 2(a). Name of Person Filing:

This form is being filed by Pacific Dawn Capital, LLC, a California limited liability company; and Donald S. Stoica, a citizen of the United States of America.
--------------------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence:
2556 W. Woodland Drive, Anaheim, CA   92801
--------------------------------------------------------------------------------

Item 2(c).  Citizenship:
See item 2(a) above
--------------------------------------------------------------------------------

Item 2(d). Title of Class of Securities:
COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------

Item 2(e).  CUSIP Number:
977427 10 3
--------------------------------------------------------------------------------

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:
      (a)   [_]   Broker or dealer registered under Section 15 of the Exchange
                  Act.
      (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
      (d)   [_]   Investment company registered under Section 8 of the
                  Investment Company Act.
      (e)   [_]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);
      (f)   [_]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);
      (g)   [_]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);
      (h)   [_]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;
      (i)   [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;
      (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 977427 10 3                  13G                     Page 5 of 8 Pages

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:
            7,208,976 (which includes warrants to purchase 2,666,667 shares and a Right to purchase 1,000,000 shares)
            --------------------------------------------------------------------

      (b)   Percent of class:
            Pacific beneficially owns 6.3%; Mr. Stoica may be deemed to beneficially own 6.3%, by virtue of his position as a member, director and officer of Pacific. (Based upon 110,839,199 shares outstanding as reported by the Issuer on November 16, 2007)
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote:            7,208,976
                                                                       ---------
            (ii)  Shared power to vote or to direct the vote:                  0
                                                                       ---------
            (iii) Sole power to dispose or to direct the disposition of:
                                                                       7,208,976
                                                                       ---------
            (iv)  Shared power to dispose or to direct the disposition of:     0
                                                                       ---------

Item 5. Ownership of Five Percent or Less of a Class.
        N/A

--------------------------------------------------------------------------------
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
        N/A

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
        N/A

--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group.

--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group.

--------------------------------------------------------------------------------

Item 10.  Certifications.

      (a)   Not applicable.

      (b)   Not applicable.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008                 PACIFIC DAWN CAPITAL, LLC



                                         By: /s/ Donald S. Stoica
                                             -----------------------------------
                                                 Donald S. Stoica



                                             /s/ Donald S. Stoica
                                             -----------------------------------
                                                 DONALD S. STOICA

                                    EXHIBIT A

                                    AGREEMENT
                          TO JOINTLY FILE SCHEDULE 13G


      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Wits Basin Precious Minerals Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 13, 2008                 PACIFIC DAWN CAPITAL, LLC



                                         By: /s/ Donald S. Stoica
                                             -----------------------------------
                                                 Donald S. Stoica



                                             /s/ Donald S. Stoica
                                             -----------------------------------
                                                 DONALD S. STOICA

                                    Exhibit B

                                   To Form 13G

The filing of this report shall not be construed as an admission by the persons identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."


Record Owner's Relationship                   Record Owner's          Number
  to Reporting Person                       Type of Ownership        of shares
--------------------------------------      -----------------      -------------

Shares held by Relevant Marketing, LLC           Indirect          10,260 shares
as of February 13, 2008


Relevant Marketing, LLC is a Georgia LLC, of which SSR Engineering, Inc., an affiliate of the Reporting Person, is a Member.

The Reporting Person does not have voting or dispositive power over these shares.

These shares are not reported in Item 4(a) and are noted here for information only.